NS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 17:45:09 22 September 2023

RNS Number : 4278N
Unilever PLC
22 September 2023

TRANSACTIONS IN OWN SECURITIES

22 September 2023

Unilever PLC (the "**Company**") announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from Merrill Lynch International ("**the Broker**"). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:	22 September 2023
Number of ordinary shares purchased:	399,455
Highest price paid per share:	GBp 4,149.50
Lowest price paid per share:	GBp 4,107.00
Volume weighted average price paid per share:	GBp 4,124.41

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 8 September 2023, as announced on that date.

Following the purchase of these shares, Unilever holds 3,543,180 of its ordinary shares in treasury and has 2,513,054,158 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBp)	Aggregated volume
LSE	4,124.41	399,455
Cboe BXE	0.00	0
Cboe CXE	0.00	0
Aquis	0.00	0
Turquoise	0.00	0

Media Enquires:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below:

http://www.rns-pdf.londonstockexchange.com/rns/4278N_1-2023-9-22.pdf

END

POSDZGZLVZMGFZM